                                                                                    EXHIBIT 5.1

December 10, 2007

Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, TX  75207

Re:Registration Statement on Form SB-2 under the Securities Act of 1933

Dear Ladies and Gentlemen:

We have acted as counsel to Access Pharmaceuticals, Inc., a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended, on Form SB-2, of 16,560,519 shares of the Company’s Common Stock, $0.01 par value per share (“Common Stock”), consisting of (i) 10,757,864 shares of Common Stock (the “Conversion Shares”) issuable upon conversion of Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”), (ii) 3,440,880 shares of Common Stock, 386,364 shares of Common Stock and 386,364 shares of Common Stock (the “WarrantShares”), issuable upon the exercise of Common Stock Purchase Warrants dated November 10, 2007, October 24, 2006 and December 6, 2006, respectively (the “Warrants”), issued in conjunction with the purchase of Series A Preferred Stock and certain note and warrant purchase agreements dated October 24, 2006 and December 6, 2006, respectively, (iii) 1,380,047 shares of Common Stock (the “Dividend Shares”), issuable to the holders of Series A Preferred Stock on the payment of dividends which may, under certain circumstances, be paid in shares of common stock, and (iv) 209,000 shares of Common Stock (the “Placement Agent Shares”), issuable to the placement agents upon the exercise of common stock warrants (the “Placement Agent Warrants”) issued as a placement agent fee in conjunction with the offering of Series A Preferred Stock.

As such counsel, we have reviewed certain corporate proceedings of the Company with respect to the authorization of the issuance of the Shares.  We have also examined and relied upon originals or copies of such corporate records, instruments, agreements or other documents of the Company, and certificates of officers of the Company as to certain factual matters, and have made such investigation of law and have discussed with officers and representatives of the Company such questions of fact, as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed.  In our examination, we have assumed the genuineness of all signatures, the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form and the legal competence of each individual executing any document.

For purposes of this opinion, we have made such examination of law as we have deemed necessary.  This opinion is limited solely to the Delaware General Corporation Law, as applied by courts located in Delaware, and the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws, and we express no opinion as to the laws of any other jurisdiction.

Based upon and subject to the foregoing, we are of the opinion that the Conversion Shares, the Warrant Shares, the Dividend Shares and the Placement Agent Shares have been duly authorized and, when and if issued, (i) upon conversion of the Series A Preferred Stock, (ii) upon the exercise of the Warrants and the Placement Agent Warrants or (iii) upon the payment of duly declared common stock dividends on the Series A Preferred Stock, will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and the reference to us under the heading “Legal Matters” in the related prospectus.

Very truly yours,

/s/ Bingham McCutchen LLP
BINGHAM McCUTCHEN LLP